SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of February, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of February, 2004.

List of Exhibits:

1.	Press release regarding a Global License Agreement with FMC BioPolymer.

February 4, 2004

BioProgress plc

FMC BioPolymer and BioProgress execute a multi-million dollar

Global Licensing Agreement

BioProgress plc (“BioProgress”) (LSE:AIM:BPRG) has executed agreements with FMC BioPolymer (“FMC”), a business unit of FMC Corporation (NYSE:FMC) whereby FMC has acquired an exclusive worldwide licence for the BioProgress NROBE® dosage form, process, equipment and enabling technology. FMC will assume full responsibility for the commercialisation of NROBE®.

The licensing agreement signed today runs to 2023 and under its terms FMC has provided contractual assurances that a minimum number of NROBE® machines will be purchased from BioProgress within the first six years following commercialisation. The sales value of machines during this initial period is expected to exceed $80milion.

In addition, FMC has contracted to purchase from BioProgress a minimum of 50% of its global NROBE® film requirement for the next three years.

The value of the contract is not entirely quantifiable, as BioProgress’ revenues will depend partly on the usage that FMC’s customers make of each machine. However, it is the expectation of BioProgress that the contracts signed today are likely to generate a minimum of $160 million of revenue to BioProgress over the first six years following commercialisation, including machine sales, film manufacturing contract sales and royalties payable to BPRG on the revenues generated by FMC from sales of film, whether produced or developed by BioProgress or by FMC, for use with the NROBE® dosage form.

Graham Hind, Chief Executive of BioProgress, said: “This deal marks a very significant step in our development and is a deal which we expect will deliver a significant and increasing revenue stream to BioProgress through to 2023. By partnering with FMC BioPolymer, we have a global offering with an expert pharmaceutical supplier. Broad commercial relevance will be demonstrated by the strength of the NROBE® product and the reach of FMC. We believe NROBE® can capture a significant share of the sizeable market for capsules and tablets over the long-term.

Robin Mitchell, business director of the FMC unit that will focus on NROBE® said, “We are creating a focused, experienced and highly motivated team to push this technology forward. We are very excited about the capabilities of NROBE® and its future role in oral pharmaceutical dosage forms and I am confident that we have the means to succeed. It is vital, however, that all aspects of our business model meet the expectations of prospective pharmaceutical customers. This includes the soundness of the base technology, the highest possible standards for supply of equipment, film and other materials, through to service and support.”

David Simcox, General Manager of FMC’s Pharmaceutical and Personal Care business, said: “As a new dosage form concept, we believe that NROBE® has the potential to deliver benefits in the form of consumer product appeal and product differentiation, manufacturing process efficiencies, and simpler and more rapid product development. NROBE® may also improve the oral delivery of certain activities.

“This is a further demonstration of FMC’s commitment to a strategy of growth through the effective combination of internal and external expertise and technologies. FMC BioPolymer has expertise and resources that will help bring NROBE® to market efficiently with a robust commercial model. Our proprietary biopolymer technologies are a great complement to the NROBE® system that BioProgress has developed.”

- Ends -

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674

grahamhind@bioprogress.com	www.bioprogress.com

Media enquiries:

Bankside for BioProgress

Julian Bosdet / Heather Salmond	Tel: +44 (0) 20 7444 4140

heather.salmond@bankside.com	www.bankside.com

Plug for FMC BioPolymer

Toby Luther	Tel: + 1 212 233 6578

tluther@plug.co.uk	www.plug.co.uk

Notes to editors:

BioProgress plc

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over sixty patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually. The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

FMC Corporation

FMC Corporation is a diversified chemical company serving agricultural, industrial and consumer markets globally for more than a century with innovative solutions, applications and quality products. The company employs over 5,300 people throughout the world. The company divides its businesses into three segments: Agricultural Products, Specialty Chemicals and Industrial Chemicals.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/S/ ELIZABETH EDWARDS
Dated: February 4, 2004	Elizabeth Edwards
Chief Financial Officer